UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

1050 17th Street, Suite 700
Denver, CO  80265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Exhibit Number	Description
99.1	ASX Market Release, dated November 14, 2019 — Sundance — Federal Court Approves Re-domiciliation and Lodgement of Court Orders with ASIC

99.2	Press release, dated November 13, 2019 — Federal Court of Australia Approves Sundance’s Re-domiciliation and Lodgement of Court Orders with ASIC

99.3	ASX Market Release, dated November 14, 2019: Suspension from Official Quotation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

Date: November 14, 2019	By:	/s/ Cathy L Anderson
	Name:	Cathy L. Anderson
	Title:	Chief Financial Officer